

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2025

Jeffrey M. Thompson
Chief Executive Officer
Red Cat Holdings, Inc.
15 Ave. Munoz Rivera, Ste. 2200
San Juan, PR 00901

> **Re: Red Cat Holdings, Inc.**
> **Draft Registration Statement on Form S-3**
> **Submitted June 10, 2025**
> **CIK No. 0000748268**

Dear Jeffrey M. Thompson:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: John Tishler